KRONES

82-3871

RECEIVED

2005 JUN -2 A 10:17

KRONES AG Böhmerwaldstraße 5 D-93073 Neutraubling

Securities and Exchange Commission
Mr. Paul M. Dudek
450 Fifth Street, N. W.

USA- Washington, D. C. 20549



05008485

KRONES AG
Böhmerwaldstraße 5
D-93073 Neutraubling
Corporate Communication

Count Castell
Telefon +49 (+9401) 70-3258
Telefax +49 (+9401) 70-3786
Investor-relations@krones.de

May 20, 2005

SUPPL

Dear Ladies and Gentlemen,

In the past KRONES AG have availed themselves of the services of several business providers and banks to supply their shareholders with the quarterly and annual reports. The marked rise in the acceptance of electronic media has resulted in an ever-increasing number of shareholders and other interested people downloading the reports from our homepage. Merely a dwindling few still resort to printed copies.

For this reason, in the future, we will be sending the reports to shareholders and anyone asking for printed copies ourselves. They can be ordered via our homepage at www.krones.com.

Please allow us to sincerely thank you for services rendered in the past.

Kind Regards,

PROCESSED
JUN 02 2005
THOMSON
FINANCIAL

Hermann Graf Castell — Head of Corporate Communications

Kristina Ebenbeck — Corporate Communication

Vors. des Aufsichtsrates: Telefon +49 (+9401) 70-0 Commerzbank Regensburg 6 007 421 (BLZ 750 400 62) COBADEFF 750 Sitz Neutraubling